UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 14, 2022

SORRENTO THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36150	33-0344842
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4955 Directors Place

San Diego, CA 92121

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 203-4100

N/A

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	SRNE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 14, 2022, Scilex Holding Company (“Scilex”), a majority-owned subsidiary of Sorrento Therapeutics, Inc. (the “Company”) entered into a License Agreement (the “License Agreement”) with RxOmeg Therapeutics, LLC (a/k/a Romeg Therapeutics, Inc.) (“Romeg”). Pursuant to the License Agreement, among other things, Romeg granted Scilex (a) a transferable license, with the right to sublicense, under the patents and know-how specified therein (with such license to know-how being exclusive for the limited purposes specified therein) to (i) commercialize the pharmaceutical product comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans (the “Initial Licensed Product”) in the United States of America (including its territories) (the “Territory”), (ii) develop other products comprising the Initial Licensed Product as an active pharmaceutical ingredient (the “Licensed Products”) and commercialize any such products and (iii) manufacture Licensed Products anywhere in the world, solely for commercialization in the Territory; and (b) an exclusive, transferable license, with right to sublicense, to use the trademark GLOPERBA and logos, designs, translations, and modifications thereof in connection with the commercialization of the Initial Licensed Product solely in the Territory.

As consideration for the license under the License Agreement, Scilex has agreed to pay Romeg (a) an up-front payment of $2.0 million, (b) upon Scilex’s achievement of certain net sales milestones, certain milestone payments in the aggregate amount of up to $13.0 million and (c) certain royalties in the mid-single digit to low-double digit percentages based on annual net sales of the Licensed Product by Scilex during the applicable royalty term under the License Agreement.

The foregoing summary of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the License Agreement. A copy of the License Agreement will be filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”) or via an amendment to this Current Report on Form 8-K. Certain terms of the License Agreement have been omitted from this Current Report on Form 8-K and will be omitted from the version of the License Agreement to be filed as an exhibit to the Form 10-Q or via an amendment to this Current Report on Form 8-K pursuant to Item 601(b)(10) of Regulation S-K because the Company customarily and actually treats such information as private or confidential and such information is not material.

The representations, warranties and covenants contained in the License Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the License Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the License Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the License Agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Item 8.01. Other Events.

On June 14, 2022, Scilex issued a press release announcing its entry into the License Agreement. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release, dated June 14, 2022.
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SORRENTO THERAPEUTICS, INC.

Date: June 14, 2022	By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE June 14, 2022

Scilex Holding Company, a Sorrento Company, enters into an agreement for an exclusive license with ROMEG Therapeutics, LLC, for the right to commercialize Gloperba®, an FDA-approved prophylactic treatment for painful gout flares in adults, in the US.

•	Gloperba is an FDA-approved, oral medication for treating painful gout flares in adults.

•	Gout is a painful arthritic disorder affecting an estimated 8.7 million people in the United States[1]. As gout cases increase every year, treatment requirements increase. The gout treatment market is large and projected to be $8.3 billion in the US by 2025 and has a compound annual growth rate of 16% with a well-defined area of unmet need.

•	Scilex is well-positioned to market and distribute Gloperba:

•	Scilex has a direct distribution network to national and regional wholesalers and pharmacies throughout all US states.

•	Scilex has a very experienced commercial and managed care team that has successfully launched and grown market access for ZTlido (lidocaine topical system) to about 200 million covered lives in the US.

PALO ALTO, CA. June 14, 2022 /Newswire/ -- Scilex Holding Company (“Scilex”), a nearly 100% (or over 99.9%) majority-owned subsidiary of Sorrento Therapeutics, Inc. (Nasdaq: SRNE, “Sorrento”), a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain, has entered into a license and commercialization agreement (the “Agreement”) with RxOmeg Therapeutics LLC, a/k/a Romeg Therapeutics, LLC (“ROMEG”), for the exclusive right to market and distribute in the US Gloperba, an oral solution for adults suffering from gout. Gloperba is the first liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults and was made available in the United States in 2020. Exclusivity under the Agreement is limited to the life of the applicable patents.

•	Gout pain can be excruciating and is a form of inflammatory arthritis that develops in some people who have high levels of uric acid in their blood. It can cause sudden severe episodes of pain and can be disabling with tenderness, warmth and swelling. Non-steroidal anti-inflammatory drugs, colchicine and corticosteroids are used majority of time first line to treat acute gout. The US is observed to have a high prevalence of gout, owing to lifestyle issues such as high alcohol intake, obesity, and smoking.

•	Gout attacks can occur suddenly, often waking one up in the middle of the night with the sensation of burning in the affected joint which is hot, swollen and so tender that even the weight of the bedsheet on it may seem intolerable. Most patients are diagnosed after presenting to an MD with excruciating pain in a peripheral joint which is identified as a gout flare. Gout patients may have anywhere from few to several flares per year, with a subset developing chronic and relapsing gout. Gout can become a chronic condition if left untreated.

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Gloperba is taken orally like cough syrup. The dosage of 0.6mg per 5ml (teaspoon) can fill that important void in treatment where patients may have difficulty swallowing pills. It can also provide more adjustable dosing, titration and dose-reduction options in specific populations, especially for gout patients with renal or hepatic impairment and reduce side effects with the goal to improve patient convenience and disease management.

“The collaboration with Scilex represents an exciting milestone for the ROMEG team, and is good news for gout patients and physicians. Existing therapies for gout do not adequately address physician need to adjust dosages to manage the toxicity profile for patients with specific impairments, side effects, common drug-drug interactions, and age-related health disorders. We are confident that Scilex is the ideal organization to bring Gloperba, a novel product formulation that addresses this unmet medical need, to more physicians and their patients in need of effective non-opioid gout relief. We are proud of the impact Gloperba has made and we are excited to see this product reach its full potential as part of the Scilex product portfolio.” said Indu Muni, Ph.D., Founder, Chairman and Chief Executive Officer of ROMEG.

“Scilex is very pleased to offer another commercial non-opioid product for treating acute and chronic pain. We look forward to commercializing Gloperba with our very experienced commercial and managed care team at Scilex.” said Henry Ji, Ph.D., Executive Chairman of Scilex and Chairman and CEO of Sorrento.

“This licensing agreement will accelerate our strong commitment to bringing novel formulations that are opioid sparing and non-addictive for millions of acute and chronic pain patients. Gloperba has the potential to have a major impact on how doctors treat the increasing number of gout patients and complements our programs and pipeline of non-opioid agents very well. We are very excited about our partnership with ROMEG and to draw on our depth of knowledge of the target pain physician community and strong acceptance of ZTlido by the pain specialists to help position Gloperba as the best-in-class prophylaxis agent for prevention of painful gout conditions,” said Jaisim Shah, CEO of Scilex.

Scilex Holding Company and Vickers Vantage Corp. I (Nasdaq: VCKA) (“Vickers”), a special purpose acquisition company sponsored by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, have entered into a definitive business combination agreement ("BCA") on March 17, 2022. Upon the closing of the transaction, the combined company (the “Combined Company”) will be renamed Scilex Holding Company, and its common stock and warrants to purchase common stock are expected to be listed on Nasdaq under the ticker symbol “SCLX” and “SCLXW”, respectively. The boards of directors of each of Vickers, Scilex and Sorrento have unanimously approved the proposed transaction. The closing of the transaction, which is expected to occur by the third quarter of 2022, is subject to the approval of Vickers’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

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About Scilex Holding Company

Scilex Holding Company, a nearly 100% (or over 99.9%) majority-owned subsidiary of Sorrento Therapeutics, Inc., is an innovative revenue-generating company focused on acquiring, developing and commercialization of non-opioid pain management products for treatment of acute and chronic pain. Scilex is uncompromising in its focus to become the global pain management leader committed to social, environmental, economic, and ethical principles to responsibly develop pharmaceutical products to maximize quality of life. Highly positive results from the Phase III Pivotal Trial C.L.E.A.R Program for SEMDEXATM, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with moderate to severe pain.  Scilex launched its first commercial product in October 2018 and is developing its late-stage pipeline, which includes a pivotal Phase 3 candidate and one Phase 2 and one Phase 1 candidate.  Its commercial product, ZTlido® (lidocaine topical system) 1.8%, or ZTlido®, is a prescription lidocaine topical product approved by the U.S. Food and Drug Administration for the relief of pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain.  Scilex’s three product candidates are SP-102 (injectable dexamethasone sodium phosphate viscous gel product containing 10 mg dexamethasone), or SEMDEXA™, a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, with FDA Fast Track status; SP-103 (lidocaine topical system) 5.4%, a Phase 2, triple-strength formulation of ZTlido®, for the treatment of low back pain; and SP-104, 4.5 mg Delayed Burst Release Low Dose Naltrexone Hydrochloride (DBR-LDN) Capsule, for the treatment of chronic pain, fibromyalgia in multiple Phase 1 programs expected to be initiated this year. For further information regarding the SP-102 Phase 3 efficacy trial, see NCT identifier NCT03372161 – Corticosteroid Lumbar Epidural Analgesia for Radiculopathy – Full Text View – ClinicalTrials.gov.

Scilex Holding Company is headquartered in Palo Alto, California, with operations in both Palo Alto and San Diego, California. For further information please visit www.scilexholding.com.

About ROMEG Therapeutics, LLC

ROMEG Therapeutics, LLC, is a privately held specialty pharmaceutical company based in Woburn, Mass. The company’s mission is to develop new FDA-approved therapies by formulating novel dosage forms, improving the design and function of existing approved drugs, and expanding clinical indications for use of those drugs, thereby bringing greater value to earlier scientific discovery. The company is focused on developing a broad intellectual property portfolio to offer novel therapies to provide patients and physicians better treatment options. For more information, visit www.romegrx.com.

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About Sorrento Therapeutics, Inc.

Sorrento is a clinical and commercial stage biopharmaceutical company developing new therapies to treat cancer, pain (non-opioid treatments), autoimmune disease and COVID-19. Sorrento’s multimodal, multipronged approach to fighting cancer is made possible by its extensive immuno-oncology platforms, including key assets such as fully human antibodies (“G-MAB™ library”), immuno-cellular therapies (“DAR-T™”), antibody-drug conjugates (“ADCs”), and oncolytic virus (“Seprehvec™”). Sorrento is also developing potential antiviral therapies and vaccines against coronaviruses, including Abivertinib, COVISHIELD™ and COVI-MSC™; and diagnostic test solutions, including COVIMARK™.

Sorrento’s commitment to life-enhancing therapies for patients is also demonstrated by our effort to advance a first-in-class (TRPV1 agonist) non-opioid pain management small molecule, resiniferatoxin (“RTX”), and SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (SEMDEXA™), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, and to commercialize ZTlido® (lidocaine topical system) 1.8% for the treatment of postherpetic neuralgia (PHN). RTX has been cleared for a Phase II trial for intractable pain associated with cancer and a Phase II trial in osteoarthritis patients. Positive final results from the Phase III Pivotal Trial C.L.E.A.R. Program for SEMDEXA™, its novel, non-opioid product for the treatment of lumbosacral radicular pain (sciatica), were announced in March 2022. ZTlido® was approved by the FDA on February 28, 2018.

For more information visit www.sorrentotherapeutics.com

About Vickers Vantage Corp. I

Vickers Vantage Corp. I is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between Scilex and Vickers. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Vickers has filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a prospectus and proxy statement of Vickers, referred to as the proxy statement/prospectus. After the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be sent to all Vickers shareholders as of a record date for the meeting of Vickers shareholders to be established for voting on the proposed business combination. Vickers will also file other documents regarding the proposed transaction with the SEC. This press release does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed or to be filed with the SEC. Investors and security holders of Vickers are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Vickers files with the SEC when, and if, they become available because they will contain important information about Vickers, Scilex and the proposed transaction.  Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vickers through the website maintained by the SEC at www.sec.gov.

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Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed transaction. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Vickers, the Combined Company or Scilex, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Vickers, Sorrento and its subsidiaries, including but not limited to Scilex, under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding Gloperba being the first liquid oral version of the anti-gout medicine , Gloperba’s potential to address unmet need in the gout treatment market, Scilex’s plans to commercialize Gloperba and the potential for the Agreement to accelerate Scilex’s commercialization plans, the proposed business combination between Scilex and Vickers, including the timing of such business combination, the potential listing of the Combined Company’s common stock and warrants to purchase common stock on Nasdaq or other major securities exchange and the anticipated stock ticker symbol for such shares and warrants to purchase common stock, the expectation that Vickers will file subsequent amendments to the Registration Statement on Form S-4, the estimated or anticipated future results and benefits of the Combined Company following the proposed business combination, including the likelihood and ability of the parties to successfully consummate the proposed business combination, future opportunities for the Combined Company, the timing of the completion of the proposed business combination, Scilex’s and the Combined Company’s proposed business strategies, the expected cash resources of the Combined Company and the expected uses thereof; Scilex’s and the Combined Company’s current and prospective product candidates, planned clinical trials and preclinical activities and potential product approvals, as well as the potential for market acceptance of any approved products and the related market opportunity; statements regarding SP-102 (SEMDEXA™), SP-103 or SP-104, if approved by the FDA; Scilex’s development and commercialization plans; and Sorrento’s products, technologies and prospects and Scilex’s products, technologies and prospects, including the potential for Scilex’s product candidates to be best-in-class or first-in-class therapies.  Risks and uncertainties that could cause Sorrento’s and Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: the inability of the parties to consummate the proposed business combination transaction for any reason or the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA, including any failure to meet applicable closing conditions; changes in the structure, timing and completion of the proposed transaction between Vickers and Scilex; Vickers’s ability to continue its listing on the Nasdaq Capital Market until closing of the proposed transaction; the Combined Company’s ability to list its securities on Nasdaq or other major securities exchange after closing of the proposed transaction; the ability of the parties to achieve the benefits of the proposed transaction, including future financial and operating results of the Combined Company; the ability of the parties to realize the expected synergies from the proposed transaction; risks related to the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; general economic, political and business conditions; risks related to the ongoing COVID-19 pandemic; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the results of the Phase 2 trial for SP-103 or Phase 1 trials for SP-104 may not be successful; risks that the prior results of the clinical trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; the risk that any requisite regulatory approvals to complete the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the proposed transaction or that the approval of Vickers’s shareholders is not obtained; the risk of failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Vickers’s shareholders and other risks and uncertainties indicated from time to time and other risks set forth in Sorrento’s and Vickers’s filings with the SEC, including in the Registration Statement. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and we undertake no obligation to update any forward-looking statement in this press release except as may be required by law.

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Contacts:

For Scilex Holding Company

Jaisim Shah
Chief Executive Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Office: (650) 516-4310

Email: jshah@scilexpharma.com

Website: www.sorrentotherapeutics.com and www.scilexholding.com

Investors and Media Contact:

Contact:

Brian Cooley

Email: mediarelations@sorrentotherapeutics.com

Website: www.sorrentotherapeutics.com

For Vickers Vantage Corp. I

Jeffrey Chi
Chief Executive Officer
85 Broad Street, 16th Floor
New York, NY 10004
Phone: (646) 974-8301
Email: jeff.chi@vickersventure.com

Website: www.vickersvantage.com

Investors and Media Contact: Nicolette Ten, Senior Account Executive, SPRG
Email: nicolette.ten@sprg.com.sg

# # #

Sorrento® and the Sorrento logo are registered trademarks of Sorrento Therapeutics, Inc.

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G-MAB™, DAR-T™, Seprehvec™, SOFUSA™, COVISHIELD™, COVI-MSC™, and COVIMARK™ are trademarks of Sorrento Therapeutics, Inc.

SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly owned subsidiary of Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2022 Sorrento Therapeutics, Inc. All Rights Reserved.

Reference

1)	Zhu, Y., Pandya, B. J., & Choi, H. K. (2011). Prevalence of gout and hyperuricemia in the US general population: the National Health and Nutrition Examination Survey 2007–2008. Arthritis & Rheumatology, 63(10), 3136-3141.

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